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311670

04045387

<u>M E M O R A N D U M</u>

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: IADB

COMPANY NAME: InterAmerican Development Bank

COMPANY ADDRESS:

PROCESSED
OCT 06 2004
THOMSON FINANCIAL

COMPANY STATUS: ACTIVE A BRANCH:

FILE NO.: 83-1 FISCAL YEAR:

(03/94)

3116 70

IADB

RECEIVED
2004 SEP -8 A 11:45
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

File No. 83-1
Regulation IA
Rule 2 (a)

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PERIODIC REPORT

Pursuant to Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

For the fiscal quarter ended June 30, 2004
INTER-AMERICAN DEVELOPMENT BANK (the "Bank")
Washington, D.C. 20577

(1) Information as to any purchases or sales by the Bank of its primary obligations during such quarter.

Attached hereto as Annex A is a table which lists sales by the Bank of its primary obligations, all of which were of the Bank's ordinary capital. There were no purchases by the Bank of its primary obligations.

(2) Copies of the Bank's regular quarterly financial statements.

Attached hereto as Annex B are the financial statements, as of June 30, 2004, of the Bank's ordinary capital.

(3) Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.

Annex A

Sales by the Inter-American Development Bank of its Ordinary Capital Primary Obligations

Coupon (%)	Borrowing Currency	Borrow Amount	Issue Price (%)	Issue Date	Maturity Date
3.07	USD	141,000,000	99.98	8-Apr-04	8-Apr-2011
4.35	AUD	586,000,000	99.98	13-Apr-04	13-Apr-2006
6.59	MXN	3,000,000,000	100.00	7-Apr-04	27-Mar-2007
Zero Coupon FX Linked	BRL	550,000,000	50.07	11-May-04	11-May-2009
Inflation Index Linked	COP	119,740,000,000	86.17503	23-June-04	20-May-2011

ORDINARY CAPITAL

Ordinary Capital
Balance Sheet - As of June 30, 2004
(Expressed in thousands of United States dollars)

Assets			
Cash			$ 246,291
Investments			
Trading			
Obligations issued or guaranteed by governments or issued by U.S. Agencies	$ 1,882,686		
Time deposits and other obligations of banks	3,082,177		
Asset- and mortgage- backed and corporate securities	5,035,945	$ 10,000,808	
Held to maturity			
Obligations issued or guaranteed by governments or issued by U.S. Agencies	2,330,926		
Time deposits and other obligations of banks	1,069,134		
Asset- and mortgage- backed, corporate securities and commercial paper	402,269	3,802,329	13,803,137
Loans outstanding (1)			
Total loans approved, less cancellations		109,570,221	
Less principal collected		(44,752,897)	
Less writte off		(60,670)	
Less loans sold		(895,289)	
Less undisbursed balance (2)		(14,397,540)	
		49,463,825	
Allowance for loan losses		(191,349)	49,272,476
Accrued interest and other charges			
On investments		81,837	
On loans		624,472	
On swaps, net		156,642	862,951
Receivable from members			
Capital subscriptions		531	
Non-negotiable, non-interest bearing demand obligations		394,872	
Amounts to maintain value of currency holdings		77,348	472,751
Currency and interest rate swaps			
Borrowings		1,239,858	1,239,858
Other Assets			
Property, improvements and equipment, at cost		528,507	
Less Accumulated Depreciation & Amortization		(221,363)	
		307,144	
Unamortized borrowing costs		231,530	
Miscellaneous		305,808	844,482
Total assets			$ 66,741,946

(1) Excludes private sector loan participations.
(2) The Bank has entered into irrevocable commitments to disburse $12 million.

Ordinary Capital
Balance Sheet - As of June 30, 2004
(Expressed in thousands of United States dollars)

Liabilities and Capital			
Liabilities			
Borrowings			
Medium- and long-term borrowings		$ 49,123,875	
Unamortized discount		(2,636,554)	
Bond hedge basis adjustments		439,747	
		46,927,068	
Short term borrowings, net		249,039	$ 47,176,107
Currency and interest rate swaps			
Investments		98,583	
Loans		33,420	
Borrowings		884,991	1,016,994
Amounts payable to maintain value of currency holdings			150,173
Other liabilities			
Payable for investment securities purchased		288,208	
Accrued interest on borrowings		713,134	
Accounts payable and accrued expenses		103,339	1,104,681
Total liabilities			49,447,955
Capital			
Capital stock			
Subscribed 8,368,379 shares		100,951,374	
Less callable portion		(96,611,180)	
		4,340,194	
General reserve		9,893,344	
Special reserve		2,665,500	
Accumulated other comprehensive income:			
Accumulated translation adjustments	$ 416,361		
Unrealized loss on cashflow hedges	(21,408)	394,953	17,293,991
Total liabilities and capital			$ 66,741,946

Ordinary Capital
Statement of Comprehensive Income
For the Period Ended June 30, 2004 and 2003
(Expressed in thousands of United States dollars)

	Month		Year-to-Date	
	2004	2003	2004	2003
Net income	$ 108,576	$ 166,525	$ 270,728	$ 563,151
Other comprehensive income (loss):				
Translation adjustments				
General reserve	22,012	(71,779)	(80,306)	76,200
Special reserve	3,314	(15,734)	(13,576)	22,153
Total translation adjustments	25,326	(87,513)	(93,882)	98,353
Reclassification to income - cash flow hedges [1]	906	6,823	5,304	6,701
Total other comprehensive income (loss)	26,232	(80,690)	(88,578)	105,054
Comprehensive income	$ 134,808	$ 85,835	$ 182,150	$ 668,205

(1) Effective January 1, 2004, the Bank discontinued the use of hedge accounting.

Ordinary Capital
Statement of Cash Flows
For the Period Ended June 30, 2004 and 2003
(Expressed in thousands of United States dollars)

	2004	2003
Cash flows from lending and investing activities		
Lending:		
Loan disbursements (net of participations)	$ (1,654,737)	$ (3,867,979)
Loan collections (net of participations)	2,622,155	3,904,136
Net cash provided by lending activities	967,418	36,157
Net decrease in trading investments	1,133,440	406,159
Gross purchases of held to maturity investments	(3,249,006)	(812,056)
Gross proceeds from maturities of held to maturity investments	3,052,251	1,093,371
Miscellaneous assets and liabilities	(51,029)	(19,581)
Net cash provided by lending and investing activities	1,853,074	704,050
Cash flows from financing activities		
Borrowings:		
Medium- and long- term debt		
Gross proceeds	1,653,711	5,530,268
Repayments	(2,699,383)	(6,017,346)
Short term borrowings, net	(1,320,049)	(690,000)
Collections of receivables from members	29,618	60,753
Net cash used in financing activities	(2,336,103)	(1,116,325)
Cash flows from operating activities		
Loan income collections	1,167,052	1,423,157
Interest and other costs of borrowings	(736,062)	(834,553)
Income from investments	127,061	153,358
Other income	3,524	4,395
Administrative expenses	(173,741)	(160,380)
Net cash provided by operating activities	387,834	585,977
Cash allocation to the Fund for Special Operations	-	-
Effect of exchange rate fluctuations on cash	(5,552)	(2,069)
Net (decrease) increase in cash	(100,747)	171,633
Cash, beginning of period	347,038	205,858
Cash, end of period	$ 246,291	$ 377,491

	2004	2003
Reconciliation of net income to net cash provided by operating activities:		
Net income	$ 270,728	$ 563,151
Difference between amounts accrued and amounts paid or collected for:		
Loan income	(82,319)	38
Income from investments	(12)	(1,688)
Net unrealized gain on trading investments	(7,680)	(4,177)
Interest and other costs of borrowings	40,460	(211,273)
Administrative expenses, including depreciation	(17,677)	(17,856)
Net unrealized loss from SFAS 133	176,150	204,622
Provision for loan and guarantee losses	8,184	53,160
Net cash provided by operating activities	$ 387,834	$ 585,977

	2004	2003
Supplemental disclosure of noncash activities		
Increase (decrease) resulting from exchange rate fluctuations:		
Trading investments	$ (85,135)	$ 119,300
Held to maturity investments	(81,309)	199,936
Loans outstanding	(223,573)	403,156
Borrowings and related swaps	(326,429)	555,601
Receivable from members - net	58,186	(167,953)